# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINIM, INC., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 848 ELM STREET, MANCHESTER, New Hampshire (NH), 03101
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001829126-24-000567
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 30B, Tower 200 The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 7,509,480; shared voting power 0; sole dispositive power 7,509,480; shared dispositive power 0; aggregate amount beneficially owned 7,509,480 (78.3% of the class)
  Comment: The aggregate amount beneficially owned by the Reporting Person consists of (a) 1,481,980 shares of the Issuer's Common Stock, $0.01 par value per share (Common Stock), (b) 3,227,500 shares of Common Stock issuable upon conversion of the Issuer's Series A Convertible Preferred Stock, $0.001 par value per share (Series A Preferred Stock), which are convertible within 60 days, and (c) 2,800,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days (Warrants).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: MINIM, INC.
Address of issuer's principal executive offices: 848 ELM STREET, MANCHESTER, New Hampshire (NH), 03101

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

5,600,000 Shares were purchased by the Reporting Person with personal funds pursuant to a securities purchase agreement, dated as of January 23, 2024, by and between the Issuer and the Reporting Person, as further described in Item 6 of the Schedule 13D. On January 22, 2024, the Issuer granted the Reporting Person 25,000 Shares pursuant to the Issuer's Non-Employee Directors Compensation Plan. In addition, on October 21, 2024, the Issuer granted the Reporting Person 305,357 shares of Series A Preferred Stock, which is convertible into 427,500 shares of Common Stock.

On December 26, 2024, the Reporting Person acquired 1,456,980 Shares in a private transaction for aggregate consideration of $50,000 pursuant to the Stock Purchase Agreement (as defined below). The Reporting Person previously held shared voting power over these Shares pursuant to the Voting Agreement described in Item 6 of the Schedule 13D.

The aggregate purchase price of the 7,509,480 Shares directly beneficially owned by the Reporting Person is approximately $2,850,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,585,081 shares of Common Stock outstanding, which is the total of (a) 3,557,581 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the "SEC") on November 19, 2024 and (b) an aggregate of 6,027,500 shares of Common Stock directly beneficially owned by the Reporting Person upon the conversion of the Series A Preferred Stock or exercise of the Warrants.

As of the close of business on December 31, 2024, the Reporting Person beneficially owned 7,509,480 Shares. Percentage: Approximately 78.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 7,509,480
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,509,480
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 26, 2024, the Reporting Person entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the sellers named therein, pursuant to which the Reporting Person agreed to purchase an aggregate of 1,456,980 Shares for an aggregate purchase price of $50,000. The Reporting Person previously held shared voting power over these Shares pursuant to the Voting Agreement.

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (12/31/2024)